Exhibit 99.1

Nano Dimension’s Global Inkjet Systems Division to Present Latest Print Applications at InPrint Munich 2022

●	Introducing New PEEK Header Tank for Extended Materials Compatibility

●	Building on Strategy of Delivering World Class Productivity, Print Quality and System Reliability for OEMs

Cambridge, UK, February 2, 2022 (GLOBE NEWSWIRE) – Nano Dimension (“Nano Dimension” or the “Company”) (Nasdaq: NNDM), an industry-leader in Printing Technologies, Additively Manufactured Electronics (AME), Printed Electronics (PE), and Micro Additive Manufacturing (Micro-AM), today announced its Global Inkjet Systems (GIS) Division will present its latest print application capabilities at InPrint Munich, March 15-17, 2022.

Developed to meet the ever-increasing market demands of graphics and non-graphics markets, the company’s range of products offers original equipment manufacturers (OEMs) and system builders the ability to meet the requirements of high-end, demanding industrial applications. During the show, senior members of the GIS team will be available at Stand A4 2664 to discuss the latest print quality optimization software solutions, ink delivery system (IDS) components, and printhead control capabilities.

Atlas IQ® Tools – GIS’s powerful image optimization software for digital printing

GIS works closely with its customers to optimize digital print performance, and the Atlas IQ Tools are a comprehensive software solution for achieving superior print quality. Atlas IQ Tools minimize defects, including missing lines due to nozzle failures; nozzle-to-nozzle density variation; poor color reproduction; grainy images; and printhead to printhead banding. Atlas IQ Tools are fully integrated with the GIS Atlas software platform but can also be implemented alongside software tools from GIS partners or third parties.

Ink / Fluid Delivery Systems

GIS introduces its new PEEK Header Tank for ink and fluid delivery systems to offer extended materials deposition compatibility. Specifically designed to provide high resistance to aggressive fluids and incorporate an FFKM gasket, as with all GIS header tanks, the PEEK version is available in different sizes according to each system’s requirements. This is the latest addition to the company’s already successful production-proven range of components – comprising software, electronics, and all key system elements for different flow rates, including high-laydown, with optional independent pressure control per fluid.

Drive Electronics

GIS continues to expand its drive electronics product range to provide comprehensive, high-performance, and flexible datapath solutions, supporting the major printhead manufacturers for the ever-increasing number of applications in the industrial print sector. GIS electronic design and quality components provide exceptional waveform generation, monitoring, and digital control of printheads, delivering world-class productivity, print quality, and system reliability.

“We are delighted to once again be able to attend a face-to-face event and are excited for the opportunity to connect with OEMs and system integrators to discuss the value propositions of our latest product offerings,” said Debbie Thorp, Business Development Director, GIS.

To find out more, visit Stand A4 2664 at InPrint Munich 2022.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform the electronics and similar additive manufacturing sectors through the development and delivery of environmentally friendly and economically efficient additive manufacturing, Industry 4.0 solution, while enabling a one-production-step-conversion of digital designs into functioning devices – on demand, anytime, anywhere.

The DragonFly IV® system and specialized materials serve cross-industry High-Performance Electronic Devices (Hi-PEDs®) fabrication needs by simultaneously depositing proprietary conductive and dielectric substances, while integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. The outcomes are Hi-PEDs® which are critical enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. In addition, these products enable iterative development, IP safety, fast time-to-market, and device performance gains.

Nano Dimension also develops complementary production equipment for Hi-PEDs® and printed circuit board (PCB) assembly (Puma, Fox, Tarantula, Spider etc.). The core competitive edge for this technology is in its adaptive, highly flexible surface-mount technology (SMT) pick-and-place equipment, materials dispenser suitable for both high-speed dispensing and micro-dispensing, as well as an intelligent production material storage and logistics system.

Additionally, Nano Dimension is a leading developer and supplier of high-performance control electronics, software, and ink delivery system. It invents and delivers state-of-the-art 2D and 3D printing hardware and unique operating software. It focuses on high-value, precision-oriented applications such as specialized direct-to-container packaging, printed electronics functional fluids, and 3D printing, which can all be controlled by the proprietary software system - Atlas.

Serving similar users of Hi-PEDs® Nano Dimension’s Fabrica 2.0 micro additive manufacturing system enables the production of microparts based on a Digital Light Processor (DLP) engine that achieves repeatable micron levels resolution. The Fabrica 2.0 is engineered with a patented array of sensors that allows a closed feedback loop, using proprietary materials to achieve very high accuracy while remaining a cost-effective mass manufacturing solution. It is used in the areas of micron-level resolution of medical devices, micro-optics, semi-conductors, micro-electronics, micro-electro-mechanical systems (MEMS), microfluidics, and life sciences instruments.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 11, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

U.S. Investor Relations:

Dave Gentry

RedChip Companies Inc.

NNDM@redchip.com

407-491-4498 or 1-800-RED-CHIP (733-2447)

Press Queries

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